EXHIBIT 99.4

FOR IMMEDIATE RELEASE

                      SUNBEAM MANAGEMENT CHANGES ANNOUNCED

         Fort Lauderdale, FL, (July 24, 1996) -- Sunbeam Corporation (NYSE:SOC). Albert Dunlap, Sunbeam's Chairman and Chief Executive Officer, stated today, "As reflected in our quarterly earnings release earlier today, the poor performance of Sunbeam obviously will require a massive restructuring. To accomplish this, we will be recruiting an executive to run the operations of the Company on a global basis. I expect to announce this appointment quickly. Other organizational changes will be forthcoming as well.

         Consistent with this decision, Jim Clegg, formerly Chief Operating Officer, North America, is no longer with the Company, effective immediately."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

         Contact:          John DeSimone
                           Manager, Investor Relations
                           SUNBEAM CORPORATION
                           (954) 767-2100